

February 12, 2015

Via E-mail
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited
17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

Re: **Qunar Cayman Islands Limited**
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 29, 2014
File No. 1-36144

Dear Mr. Sun:

We have reviewed your response dated January 13, 2015 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As requested in our letter dated December 31, 2014, please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.B. Business Overview, page 43

Our Users, page 44

2. We have reviewed your response to comment 1 in our letter dated December 31, 2014. If you believe disclosure of the conversion rate of the number of users into the number of qualified clicks or purchases will cause you competitive harm, please revise future filings to provide other disclosures that meet the objective of explaining to your investors how the metrics you present relate to your current or future results and any limitations of their effect on your results. For example, we assume the number of users would generally trend in the same direction as your revenue although there is not a direct relationship between the increase in web users and the increase in revenues. In your response, please provide us with your proposed disclosure for your next Form 20-F filing, or show us what your disclosure would have looked like had such disclosures been provided in your most recent Form 20-F.

3. Your responses to comments 1 and 2 in our letter dated December 31, 2014 indicate that you intend to focus on the following operating metrics in future filings: total estimated flight ticket (TEFT), total estimated hotel room night (TEHR), revenue per flight, and revenue per hotel room night. Please address the following comments:

   - Please tell us and disclose how each metric is calculated. In this regard, we note the explanation of how TEFT and TEHR are calculated on page 75 of your Form 20-F, but we did not see a similar disclosure for the calculations of revenue per flight and revenue per hotel room night.

   - Please tell us and disclose a Plain English explanation of why management believes each of these specific metrics is useful for understanding your results and any limitations on the calculation of these metrics or their correlation to your results. For example, it appears that TEFT and TEHR are both estimated numbers based on the names of these metrics; please disclose which portion of these metrics is estimated and the limitation of using estimated operating metrics to interpret your results. As another example, TEFT and TEHR appear to be complex measurements of the volume of transactions that generate revenue for you; given their complexity, please tell us and disclose further explanation of why management uses these specific metrics and how they are useful for understanding your results. In this regard, please explain why the denominator in both of these metrics represents qualified clicks from SaaS as a percentage of total qualified clicks since it appears from your disclosures that you generate P4P services revenue from both large TSPs who maintain their own online reservation systems and smaller TSPs who use your SaaS system. Similarly, please explain how these metrics consider that you generate P4P services revenue under both cost-per-click and cost-per-sale models.

- We note that you do not disclose the actual RMB value of "revenue per hotel night" or "revenue per flight" on page 75 of your Form 20-F; instead, you only disclose the percentage change from period to period. Given the importance of these measures to understanding your operating results, please confirm that you will disclose the RMB value of these measures in future filings or tell us why such disclosure is not beneficial to your investors.

- In your response, please provide us with your proposed disclosure for your next Form 20-F filing, or show us what your disclosure would have looked like had such disclosures been provided in your current Form 20-F.

Item 5.A. Operating Results, page 74

Results of Operations, page 84

4. We have reviewed your response to comment 7 from our letter dated December 31, 2014. Notwithstanding the fact that you will remove search query metrics from future filings, it is unclear from your response whether consumer use of your mobile platform results in fewer revenue-generating transactions or lower profitability than your web platform. Given the general trend of increasing consumer use of mobile platforms, if use of your mobile platform results in fewer revenue-generating transactions or lower profitability than your web platform, and if the mix of platforms used by consumers changes from period to period, it appears that disclosure of this matter would be required to address trends and uncertainties in your results of operations. Please tell us the following:

- Confirm our assumption, if true, that you experienced a trend of significantly increased use of your mobile platform from the year ended December 31, 2012 to the year ended December 31, 2014.

- Explain to us in reasonable detail whether this trend of significantly increased use of your mobile platform impacted your revenue or profitability on a per user basis, a per transaction basis, or based on any other relevant metric that management uses to monitor the performance of your business.

- Based on your response to the above two bullet points, describe to us in reasonable detail the disclosures that you expect to make within MD&A in your upcoming Form 20-F concerning this matter.

5. We have reviewed your response to the first bullet point of comment 9 in our letter dated December 31, 2014. You state that the analysis of changes of the breakdown of cost of sales in terms of revenue is less meaningful to investors since certain types of expenses categorized as cost of revenue are relatively fixed and not directly related to revenue. We assume that because of this, your cost of sales as a percentage of revenue may decrease although revenues increase, and we believe this is useful information to share with your investors. In this regard, a brief discussion explaining that data acquisition costs, bandwidth and server hosting and depreciation costs are relatively fixed and do not change or increase at the same rate as revenues increase will help readers understand the changes in these percentages.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief